

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2024

William Horne
Chief Executive Officer
Hyperscale Data, Inc.
11411 Southern Highlands Parkway, Suite 240
Las Vegas, Nevada 89141

> **Re: Hyperscale Data, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 26, 2024**
> **File No. 333-281109**

Dear William Horne:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed September 26, 2024

General

1. We note your references to "cryptocurrency," "crypto asset," "digital currency" and "digital asset." To the extent you are using these terms interchangeably to describe bitcoin or a similar asset, please revise your disclosure to generally use the term "crypto asset." If these terms are used to mean different things, please revise to define each term on first use. In particular, to the extent you use the term "digital assets" as defined in your response to prior comment 1, please clarify the definition of this term in the prospectus.

2. We note your statements throughout the prospectus that suggest you may mine, acquire or otherwise hold crypto assets other than Bitcoin. For example:
   - On page 7 you state that you mine Bitcoin using miners to verify in the blockchain in exchange for rewards and fees denominated "in the native token of

> that blockchain network;"

- On page 8 you state that you will "evaluate each digital asset in [y]our portfolio, or that [you] propose to acquire in the future (including by mining);"
- On page 11 you state that you are a participant in "a cryptocurrency mining pool;"
- On page 49 you reference in a few places the "digital assets" that you mine, own or otherwise acquire or hold;
- On pages 51 and 52 you reference Bitcoin or other "cryptocurrencies" or "digital assets" you mine or otherwise acquire or hold; and
- On page 53 you refer to "many of [your] digital assets [that] may in the future be held by digital asset exchanges."

We also note your statements on pages 10 and 13 that you currently only participate in mining pools that mine Bitcoin, and on page 8 that you do not acquire cryptocurrencies for investment purposes. Please reconcile these statements and revise to clarify which crypto assets other than Bitcoin, if any, you hold or acquire, plan to hold or acquire, or receive in exchange as rewards and fees. If your intention is to only mine, acquire or hold Bitcoin, please substantially revise your disclosure throughout the filing to provide Bitcoin-specific disclosure rather than disclosure that is applicable to various crypto assets.

Prospectus Summary
Sentinum, Inc.
Overview, page 7

3.   Please revise your disclosure to clarify where you are in the process of integrating HPC and AI into your data center design, including whether you have started providing this service, and if not, the steps you would need to take to begin providing this service.

Sentinum Breakeven Analysis, page 8

4.   Please revise your disclosure to clarify the cost to earn/mine one Bitcoin. Please include in your disclosure the number of miners that were in operation during the period of calculation, the number of Bitcoin mined during the period, and the average number of days it takes to mine one Bitcoin.

5.   We note your disclosure that you believe your "integrated model with close control over [y]our power sources" helps to produce Bitcoin at an attractive cost. Please clarify in what way you have "close control" over your power sources.

Cryptocurrency and Cryptocurrency Mining Overview
Blockchain and Cryptocurrencies Overview, page 9

6.   We note your statement that you believe "cryptocurrencies and associated blockchain technologies have potential advantages over traditional payment systems, including: *the tamper-resistant nature of blockchain networks*; rapid-to-immediate settlement of transactions; lower fees; *elimination of counterparty risk*; protection from identify theft; broad accessibility; and a decentralized nature that enhances network security by reducing the likelihood of a "single point of failure (*emphasis added*)." We note

similar statements on page 10. Please revise to provide balanced disclosure about the security and counterparty risks associated with crypto assets and blockchain technologies.

Cryptocurrency Mining and Mining Pools, page 11

7.   We note that you participate in a mining pool organized by Luxor. Please clarify whether this is the only mining pool you participate in and the number of miners that participate in this mining pool. In this regard, we note your disclosure on page 8 that only "some" of your miners provide computing power to a Bitcoin mining pool operator and that other miners "mine directly for [y]our own account."

Our Strategy
Reliable, Low-Cost, Renewable Power, page 12

8.   We note your disclosure on page 51 that you presently have access to 30 MWs of capacity at your Michigan Facility, which you plan to "dedicate to your AI hyperscale data center operations, and 10 MWs of capacity at [y]our Montana Facilities for [y]our mining operations." Please clarify whether you will be moving all mining operations to the Montana Facility, or if some of the Michigan Facility will continue to house mining operations. Please disclose the total number of miners that would be housed in each Facility and the number of miners you own that would not be in operation once the transition is complete and specify the power load that would be dedicated to mining versus HPC and AI applications at each Facility.

9.   We note your disclosure that "if" you complete the build-out of the second site, you "anticipate expanding the capacity at the Montana Facilities to the extent possible, after determination of the completed load study, subject to additional funding." Please clarify the timeline for the build-out, how you plan to finance the build-out, and when you believe you will be able to house 6,500 miners at your Montana facilities.

Our Mining Operations, page 12

10.   We note your disclosure that "approximately 85% of the energy [you] use is 'green,' meaning it is sourced from nuclear, wind or solar power," and your statements under "Reliable, Low-Cost, Renewable Power" and "Own and Operate Our Mining Facilities" above that you own and operate your miners at facilities with access to renewable power sources, and you believe access to renewable power sources should enable you to reduce your power costs. Please revise to clarify and provide support as to why you believe the cost of power from renewable sources will be lower than from fossil fuels. In addition, please specify the proportion of each different source of power generation used to create the electricity you use (i.e., nuclear, wind, and solar power). Disclose the material terms of your power purchase agreements, and file them as exhibits to the registration statement, to the extent required, pursuant to Item 601(b)(10) of Regulation S-K.

11.   Please revise to describe how and the extent to which Gemini is "regulated, audited and insured."

12.   We note that you convert Bitcoin on a nearly daily basis to pay for operating costs and purchase commitments for expansion activities at your facilities and that you do not

hold any Bitcoin for investment. Please reconcile this statement with your disclosure on page 8 that you believe "cryptocurrency represents an attractive, appreciating investment opportunity," and that you have "historically held some cryptocurrency assets that [you] do not otherwise sell to fund [your] operating expenses."

Regulation, page 13

13. We note your statement that "[m]any state legislative bodies are also actively reviewing the impact of crypto mining in their respective states." Please revise to describe any state legislations or regulations that are applicable, in particular, to your Michigan and Montana Facilities.

RiskOn International, Inc.
BitNile.com, Inc.
Overview, page 19

14. We note your response to prior comment 1 that items "in the BNC metaverse are essentially in-game items….[that] are designed to be used exclusively within the BNC platform and do not have any external market or real-world value outside of the game," and the ownership and transfer of these items are "managed by BNC's internal systems and do not rely on decentralized blockchain ledgers like NFT's or crypto currencies do." Please revise your disclosure in the prospectus to reflect this description of your in-game items.

15. We note your response to prior comment 1 addressing virtual goods and items that exist within the BNC metaverse. Please clarify whether your response also pertains to Nile Token and Nile Coins.

Risk Factors
A particular digital asset's status as a "security" in any relevant jurisdiction, page 49

16. We note your response to prior comment 2, and your new risk factor disclosures that:
   - The legal test for determining whether any given digital asset is a security that "may evolve over time;"
   - "The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security;" and
   - "[T]he SEC's views in this area may have evolved over time and it is difficult to predict the direction or timing of any continuing evolution."

   Please revise or remove these statements in light of the fact that the Commission has identified numerous crypto assets as securities, and the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Our interactions with a blockchain may expose us, page 51

17.   We note that your internal policies prohibit any transactions with SDN individuals. Please revise to provide a discussion of your OFAC due diligence process.

Risks Related to Our Bitcoin Operations - Technological
The characteristics of crypto assets have been, and may in the future continue to be, page 53

18.   Please revise to provide a discussion of the "thorough reviews [you] conduct as part of [your] due diligence process" to detect illicit activities conducted by your potential or existing counterparties.

Because many of our digital assets may in the future be held by digital asset exchanges, page 54

19.   Please reconcile your statement that you "do not expect to maintain a custodian agreement with any of the digital asset exchanges that may in the future hold [your] digital assets" with your custody agreement with Gemini.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing